Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)

	Six months ended June 30, 2009	Year ended December 31,
		2008	2007	2006	2005	2004
Pre-tax income from continuing operations before adjustment for noncontrolling interests/minority interests in consolidated subsidiaries and income or loss from equity method investees plus fixed charges*	$159.9	$323.7	$291.8	$324.0	$170.4	$311.5

Fixed charges:
Interest expensed and capitalized	64.5	142.8	158.5	163.1	185.0	203.9
Appropriate portion of rentals	3.8	6.9	7.0	7.6	7.1	8.3

Total fixed charges	68.3	149.7	165.5	170.7	192.1	212.2

Ratio of earnings to fixed charges	2.3	2.2	1.8	1.9	—	1.5
Coverage deficiency**	n/a	n/a	n/a	n/a	$21.7	n/a

*	Earnings used in computing the ratio of earnings to fixed charges consists of income from continuing operations before income taxes, adjustment for noncontrolling interests/minority interests, income/loss from equity method investees, and fixed charges except for capitalized interest.
**	For the period in which a coverage deficiency is presented, earnings were inadequate to cover fixed charges by the amount of the deficiency.